As filed with the Securities and Exchange Commission on January 25, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________

ENVOY COMMUNICATIONS GROUP INC.

(Name of Subject Company (issuer))

Envoy Communications Group Inc. (Issuer)

(Name of Filing Persons (identify status as offeror, issuer or other person))

_______________________________

Common Shares, Without Par Value

(Title of Class of Securities)

293986303

(CUSIP Number of Class of Securities)

_______________________________

Envoy Communications Group Inc.

Attention: Geoffrey B. Genovese, Chief Executive Officer

172 John Street, Toronto, Ontario, Canada M5T 1X5

(416) 593-1212

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

_______________________________

Copy to:

Riccardo A. Leofanti, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$27,000,000	$2,889

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 10.0 million outstanding common shares of Envoy at the maximum tender offer price of $2.70 per share in cash.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,456
Form or Registration No.:	Amendment No. 1 to Schedule TO
Filing Party:	Envoy Communications Group Inc.
Date Filed:	December 14, 2006

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

EXPLANATORY NOTE

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2006, as amended and supplemented by Amendment No. 1 to Schedule TO filed on December 14, 2006, Amendment No. 2 to Schedule TO filed on December 22, 2006, Amendment No. 3 to Schedule TO filed on December 29, 2006 and Amendment No. 4 to Schedule TO filed on January 10, 2007 (collectively, the “Schedule TO”), by Envoy Communications Group Inc., an Ontario corporation (the “Company”). The Schedule TO relates to the Company’s offer to purchase for cash up to 10,000,000 of its common shares, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2006, as amended or supplemented (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. These Tender Offer documents and any amendments or supplements thereto were previously filed as exhibits to the Schedule TO.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

On January 25, 2007, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Wednesday, January 24, 2007. A copy of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)[1]	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.
(a)(1)(B)[1]	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)[1]	Notice of Guaranteed Delivery.
(a)(1)(D)[2]	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.
(a)(1)(E)[3]	Second Notice of Extension of Offer to Purchase for Cash, dated December 29, 2006.
(a)(1)(F)[4]	Third Notice of Variation and Extension of Offer to Purchase for Cash, dated January 10, 2007.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)[1]	Press release announcing commencement of Tender Offer, dated November 20, 2006.
(a)(5)(B)[2]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.
(a)(5)(C)[5]	Press release announcing formation of soliciting dealer group, dated December 22, 2006.
(a)(5)(D)[3]	Press release announcing the extension of Tender Offer, dated December 29, 2006.
(a)(5)(E)[4]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated January 9, 2007.
(a)(5)(F)[6]	Press release announcing the final results of the Tender Offer, dated January 25, 2007.
(b)	None.
(d)(1) [1]	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.
(d)(2) [1]	Form of Stock Option Agreement.
(g)	None.

_____________________________

1	Previously filed as an exhibit to the Schedule TO, dated November 20, 2006.
2	Previously filed as an exhibit to Amendment No. 1, dated December 14, 2006.
3	Previously filed as an exhibit to Amendment No. 3, dated December 29, 2006.
4	Previously filed as an exhibit to Amendment No. 4, dated January 10, 2007.
5	Previously filed as an exhibit to Amendment No. 2, dated December 22, 2006
6	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GEOFFREY B. GENOVESE
Name:	Geoffrey B. Genovese
Title:	President and Chief Executive Officer

Date:	January 25, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)[1]	Offer to Purchase, dated November 20, 2006, and the accompanying Issuer Bid Circular.
(a)(1)(B)[1]	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)[1]	Notice of Guaranteed Delivery.
(a)(1)(D)[2]	Notice of Variation and Extension of Offer to Purchase for Cash, dated December 14, 2006.
(a)(1)(E)[3]	Second Notice of Extension of Offer to Purchase for Cash, dated December 29, 2006.
(a)(1)(F)[4]	Third Notice of Variation and Extension of Offer to Purchase for Cash, dated January 10, 2007.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)[1]	Press release announcing commencement of Tender Offer, dated November 20, 2006.
(a)(5)(B)[2]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated December 14, 2006.
(a)(5)(C)[5]	Press release announcing formation of soliciting dealer group, dated December 22, 2006.
(a)(5)(D)[3]	Press release announcing the extension of Tender Offer, dated December 29, 2006.
(a)(5)(E)[4]	Press release announcing amendment to the Offer to Purchase and the extension of the Tender Offer, dated January 9, 2007.
(a)(5)(F)[6]	Press release announcing the final results of the Tender Offer, dated January 25, 2007.
(b)	None.
(d)(1) [1]	Envoy Stock Option/Stock Appreciation Right Plan, dated February 10, 2005.
(d)(2) [1]	Form of Stock Option Agreement.

_____________________________

1	Previously filed as an exhibit to the Schedule TO, dated November 20, 2006.
2	Previously filed as an exhibit to Amendment No. 1, dated December 14, 2006.
3	Previously filed as an exhibit to Amendment No. 3, dated December 29, 2006.
4	Previously filed as an exhibit to Amendment No. 4, dated January 10, 2007.
5	Previously filed as an exhibit to Amendment No. 2, dated December 22, 2006
6	Filed herewith.